June 6, 2007

George J. Carter
President
FSP 50 South Tenth Street Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880-6210

**Re: FSP 50 South Tenth Street Corp.
         Amendment No. 1 to Form 10
         Filed on May 21, 2007
         File No. 0-52551**

Dear Mr. Carter:

        We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We continue to consider your response to comment 2 and reissue that portion of the comment that requested that you disclose the consequences to investors of a roll-up transaction as set forth in the previous comment. In this connection, we note from your response that "the Company disclosed this information to its investors in connection with the private placement of its Preferred Stock." Please provide us with a copy of this disclosure. Further, please provide us with the

names of the other similar REIT acquisitions that you refer to on page 2 involving Franklin Street.

2.   We note your disclosure that you sold preferred stock in a private placement relying on Regulation D, to 627 accredited investors. Please tell us how such shares were offered and how the determination that these were accredited investors was made.   In this connection tell us whether you or any person acting on your behalf offered or sold securities based on general solicitation or general advertising, including communications published in any newspaper, website or similar media or any seminar or meeting whose attendees were invited by any general solicitation or advertising.

Holders of shares of Preferred Stock face certain restrictions relating to the transfer of shares of Preferred Stock, page 7

3.   Please revise this section to disclose the amount of shares of common stock that may be tradable under Rule 144.

Financial Statements

General

4.   Please revise your column headings to clearly indicate that the financial statements, as of and for the period ended March 31, 2007, are unaudited.

50 South Tenth Street

Selected Combining Pro Forma Financial Statements – Exhibit 99.2

Notes to Combining Pro Forma Financial Statements, page P-3

5.   Refer to pro forma footnote 2. Please revise to provide sufficiently detailed support for your pro forma adjustment to depreciation and amortization expense. Disclose the new cost basis of each type of asset and the period and method of depreciation so that your policies and calculations are transparent to readers.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Rachel Zablow, Accountant, at (202) 551-3428 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: James Burke, Esq. (*via facsimile*)